UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 34)*

                                 URS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                  ---------------------------------------------
                        (Title of Class of Securities)

                                  903236107
                         --------------------------
                               (CUSIP Number)

                               Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                ---------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 24, 2005
                              --------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 12


CUSIP NO. 903236107              SCHEDULE 13D                     Page 2 of 12
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,780,907**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,780,907**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,780,907**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 903236107               SCHEDULE 13D                    Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,780,907**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,780,907**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,780,907**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 903236107               SCHEDULE 13D                    Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                            117,860**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,780,907**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                       117,860**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,780,907**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,898,767**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 903236107              SCHEDULE 13D                    Page 5 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,780,907**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,780,907**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,780,907**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                     Page 6 of 12
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,780,907**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,780,907**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,780,907**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107               SCHEDULE 13D                    Page 7 of 12

This Amendment No. 34 amends the Statement on Schedule 13D
(the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 4, 2003 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic Partners, L.P., a Delaware limited partnership ("Strategic"); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a Managing Member of Blum GP (collectively, the "Reporting Persons"). This Amendment to the
Schedule 13D relates to shares of Common Stock, par value $0.01 of URS Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Montgomery Street, 26th Floor, San Francisco, CA 94111-2728. The following amendments to the
Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 33 to Schedule 13D, there have been changes to the executive officers and directors of Blum LP and RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133.
The names of the executive officers and directors of Blum LP and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President &           Suite 400                          Blum LP
Chairman              San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Partner      Suite 400                          Blum LP
& Director            San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133


CUSIP NO. 903236107               SCHEDULE 13D                    Page 8 of 12


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum LP
Assistant Secretary
& Director

Gregory D. Hitchan    909 Montgomery St.       USA        General Counsel
General Counsel       Suite 400                           & Secretary,
& Secretary           San Francisco, CA 94133             Blum LP


Since the filing of Amendment No. 33 to Schedule 13D, there have been changes to the members of Blum GP.

The principal business of Blum GP is acting as general partner for Blum Strategic Partners, L.P., a Delaware limited partnership.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         Blum LP
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         Blum LP
                       San Francisco, CA 94133

John C. Walker        909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.        Brazil   Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.        USA      Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum LP


CUSIP NO. 903236107               SCHEDULE 13D                    Page 9 of 12


Gregory D. Hitchan    909 Montgomery St.        USA      General Counsel and
Member and            Suite 400                          Secretary,
General Counsel       San Francisco, CA 94133            Blum LP


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
-------------------------------

Pursuant to the terms of an Underwriting Agreement, dated as of January 18, 2005 (the "Underwriting Agreement"), among the Issuer, Strategic, Stinson Capital Partners, L.P. ("Stinson"), Stinson Capital Partners II, L.P. ("Stinson II"), Stinson Capital Partners (QP), L.P. ("Stinson QP"), Stinson Capital Fund (Cayman), Ltd. ("Stinson Cayman"), BK Capital Partners IV, L.P. ("BK IV") and the underwriter party thereto, on January 24, 2005, Strategic, Stinson, Stinson II, Stinson QP, Stinson Cayman and BK IV sold to such underwriter an aggregate of 2,000,000 shares of Common Stock at a price of $28.76 per share (net of underwriting discounts and commissions), in a public offering pursuant to the Issuer's Registration Statement on Form S-3 (Registration No. 333-112216) and the prospectus supplement dated January 18, 2005 filed by the Issuer with the Commission on January 19, 2005 (the "Offering"). Also pursuant to the Underwriting Agreement, Strategic, Stinson, Stinson II, Stinson QP, Stinson Cayman and BK IV granted to such underwriter a 30-day option to purchase an aggregate of 300,000 additional shares of Common Stock, at a price of $28.76 per share (net of underwriting discounts and commissions), to cover any over-allotments.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto), which is incorporated by reference herein in its entirety.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows:

(a), (b) According to the Issuer's most recent Form 10-K, there were 43,835,413 shares of Common Stock issued and outstanding as of January 3, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:(i) 659,856 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 1.5% of the outstanding shares of the Common Stock; (ii) 4,121,051 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 9.4% of the outstanding shares of the Common Stock; and (iii) Mr. Blum, who is a director of the

CUSIP NO. 903236107               SCHEDULE 13D                   Page 10 of 12


Issuer, reports the aggregate of these shares and the 117,860 shares of the Common Stock of which he has sole beneficial ownership for a total of 4,898,767 shares of the Common Stock, which represents 11.2% of the outstanding shares of Common Stock.


Voting and investment power concerning the above shares are held solely by Blum LP and Blum GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 4,780,907 shares of the Common Stock, which is 10.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc.
Mr. Blum may also be deemed to be the beneficial owner of the securities over which Blum GP has voting and investment power. In addition, Mr. Blum has sole beneficial ownership of 117,860 shares of the Common Stock (consisting of shares held directly, shares as beneficiary of a trust and options currently exercisable). Mr. Blum is a director of the Issuer. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., and managing members and members of Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP.

c) The Reporting Persons effected the following transactions in the Common Stock during the 60 days prior to the filing of this Schedule 13D:

On January 24, 2005, the Reporting Persons sold the following number of shares of Common Stock in the Offering for a price of $28.76 per share (net of underwriting discounts and commissions):

Entity                               Shares
------                              ----------
Investment partnerships for            275,947
which Blum LP serves as the
general partner and on behalf
of an entity for which Blum LP
serves as investment advisor.

Entity                               Shares
------                              ---------
The limited partnership for which    1,724,053
Blum GP serves as general partner.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

In connection with the Offering, each of Blum LP and Richard C. Blum entered into an agreement dated as of January 18, 2005, (a "Lock-Up Letter")with the


CUSIP NO. 903236107            SCHEDULE 13D                    Page 11 of 12

underwriter, pursuant to which, among other things, each agreed that for a period ending 90 days after the date of the final prospectus relating to the Offering, such Reporting Person will not, subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

Also in connection with the Offering, each of Strategic, Stinson, Stinson II, Stinson QP, Stinson Cayman and BK IV entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale of an aggregate of 2,000,000 shares of Common Stock by Strategic, Stinson, Stinson II, Stinson QP, Stinson Cayman and BK IV to the underwriter named therein at a price of $28.76 per share (net of underwriting discounts and commissions) in connection with the Offering, which sale was completed on January 24, 2005. Also pursuant to the Underwriting Agreement, Strategic, Stinson, Stinson II, Stinson QP, Stinson Cayman and BK IV granted to such underwriter a 30-day option to purchase an aggregate of 300,000 additional shares of Common Stock, at a price of $28.76 per share (net of underwriting discounts and commissions), to cover any over-allotments.

Except as set forth above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto) and the form of Lock-up Letter (Exhibit B hereto), each of which is incorporated by reference herein in its entirety.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Underwriting Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 19, 2005).

Exhibit B Form of Lock-up Letter (incorporated by reference to Exhibit A to the Underwriting Agreement).

Exhibit C Joint Filing Undertaking (filed herewith).



CUSIP NO. 903236107               SCHEDULE 13D                  Page 12 of 12



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2005


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       --------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary




RICHARD C. BLUM


By:  /s/ Gregory D. Hitchan
   --------------------------------
By:  Gregory D. Hitchan
     Attorney-in-Fact



BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
                                      By:  Blum Strategic GP, L.L.C.
                                           its General Partner


By:   /s/ Gregory D. Hitchan          By:   /s/ Gregory D. Hitchan
     -------------------------------       -------------------------------
     Gregory D. Hitchan, Member             Gregory D. Hitchan, Member



CUSIP NO. 903236107               SCHEDULE 13D                   Page 1 of 1

                                   Exhibit C

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  January 26, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its General Partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       --------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary



RICHARD C. BLUM


By:   /s/ Gregory D. Hitchan
    --------------------------------

By:   Gregory D. Hitchan
      Attorney-in-Fact



BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
                                      By:   Blum Strategic GP, L.L.C.
                                            its General Partner



By:   /s/ Gregory D. Hitchan          By:   /s/ Gregory D. Hitchan
     -------------------------------       -------------------------------
     Gregory D. Hitchan, Member             Gregory D. Hitchan, Member